Exhibit 99.1

WESTERN COPPER AND GOLD CONTINUES BOARD RENEWAL PROCESS

VANCOUVER, BC, May 5, 2025 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) is pleased to announce further progress on its board renewal process.

In connection with the upcoming Annual General Meeting ("AGM"), Dr. Bill Williams will retire from his last remaining board position, and Tara Christie will not stand for re-election in order to focus on her existing executive priorities. Western is pleased to announce the nomination of Pamela O'Hara for election to the board of directors at the Company's AGM on June 12, 2025.

Ms. O'Hara brings over 30 years of experience advancing mining and transportation infrastructure projects, as well as a deep level of expertise in the Yukon. She has been heavily involved in permitting large projects including Ekati, Voisey's Bay, Wolverine, Hope Bay, Canadian Pacific Railway, and the Port of Vancouver. A Registered Professional Biologist and Certified Sustainability (ESG) Practitioner, Ms. O'Hara is known for delivering innovative, community-focused projects and successfully navigating regulatory environments. Ms. O'Hara holds a B.Sc. in Biology and Oceanography from the University of British Columbia and an M.Sc. in Environment and Management from Royal Roads University.

"On behalf of the Board, I would like to sincerely thank Bill for his many contributions to Western over the years and wish him all the best in his retirement," said Sandeep Singh, President and CEO. "We also thank Tara for her years of dedicated service and support to Western. Looking ahead, as we advance the Casino Project through environmental assessment and permitting, Pamela's proven ability to navigate regulatory processes and deliver major projects will be a significant asset to the board of directors and the broader team."

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino Project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh
President and CEO
Western Copper and Gold Corporation

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the risk of unforeseen challenges in advancing the Casino project, potential impacts on operational continuity, changes in general market conditions that could affect the Company's performance; and other risks and uncertainties disclosed in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure documents.

Forward-looking statements are based on assumptions management believes to be reasonable, such assumptions and factors as set out herein, and in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure document.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, other factors may cause results to be materially different from those anticipated, described, estimated, assessed or intended. These forward-looking statements represent the Company's views as of the date of this news release. There can be no assurance that any forward-looking statements will be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not intend to and does not assume any obligation to update forward-looking statements other than as required by applicable law.

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%CIK: 0001364125

For further information: For more information, please contact: Cameron Magee, Director, Investor Relations & Corporate Development, Western Copper and Gold Corporation, 437-219-5576 or cmagee@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 08:00e 05-MAY-25